Form ATS-N draft filing for ATS-6 (RPOOL)

Part Number	Item Number	Question	Answer
Part III	**Item 7**	**Order Types and Attributes**	
Part III	Item 7a	Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability); iii. order types designed not to remove liquidity (e.g. post only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received; iv. order types that adjust their price as changes to the order book occur (e.g. price sliding orders or pegged orders) or have a discretionary range, including an	ATS-6 matches orders (as described below) at the midpoint of the best bid and best offer from markets that display protected quotations as defined in Regulation NMS (the best bid and offer) and accepts conditional indications (as described in Part III, Item 9(a)) that can be conditionally matched with other conditional indications and with orders that elect to interact with conditional indications and, following a firm-up period, can result in a midpoint match. Part III, Item 11(a) provides additional information regarding the operation of ATS-6, including priority rules, which may be helpful to review first for applicable background. ATS-6 accepts market and limit orders (including buy, sell, sell short, and sell short exempt limit orders). ATS-6 accepts Day orders and IOC orders (as Time in Force attributes). ATS-6 accepts round-lot, odd-lot and mixed-lot orders. Part III, Item 8(c) provides information about opting out of odd-lot quantity. Participants and the Broker-Dealer Operator's smart order routing technology and algorithmic trading products can designate an order sent to ATS-6 with a minimum fill quantity instruction. ATS-6 does not aggregate multiple contra-side orders to satisfy a minimum fill quantity on a single order. The minimum fill quantity constraint applies to every execution in ATS-6, except where the unexecuted portion of an order is less than the minimum fill quantity, in which case ATS-6 will not cancel the unexecuted quantity and such quantity will remain in ATS-6 for execution. If a Participant has opted out of interacting with odd-lot orders and the unexecuted quantity is an odd-lot, then the unexecuted odd-lot quantity will be cancelled back to the Participant, otherwise it will remain in ATS-6

Part Number	Item Number	Question	Answer
		order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type; v. whether an order type is eligible for routing to other Trading Centers; vi. the time-in-force instructions that can be used or not used with each order type; vii. the circumstance under which order types may be combined with another order type, modified, replaced, cancelled, rejected or removed from the NMS Stock ATS; and viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.	<u>for execution.</u> ATS-6 does not support post-only orders. ATS-6 does not route orders to other Trading Centers. Orders and conditional indications in ATS-6 that are eligible to participate at the midpoint of the best bid and offer are prioritized for matching based on type of interest (i.e., orders have priority over conditional indications), capacity, size, and time. As described in response to Part III, Item 9(a), orders that elect to interact with conditional indications and conditional indications that are the subject of a conditional match enter a firm-up period. Such orders and conditional indications can interact only with those conditional indications and orders during that firm-up period and during that period cannot interact with other orders and/or conditional indications in ATS-6 that are not subject to the conditional match. An order that ATS-6 receives from an affiliate of the Broker-Dealer Operator on behalf of that affiliate's client(s) is classified as an agency order. An order that ATS-6 receives from an affiliate trading for the affiliate's own account for the affiliate's client facilitation/market making activity (which the Broker-Dealer Operator handles as agent for its affiliate) yields priority to other agency orders (and is classified as an agency order for counterparty selection/opt-out purposes as described in Part II, Item 3). An order that ATS-6 receives from an affiliate for the affiliate's own account other than for the affiliate's client facilitation/market making activity is deemed a principal order by Morgan Stanley for priority and for counterparty selection/opt-out purposes, notwithstanding that the Broker-Dealer Operator's capacity otherwise would be as agent for its affiliate. An order could lose execution priority to a later arriving order eligible to trade at the midpoint of the

Part Number	Item Number	Question	Answer
			best bid and offer if the later arriving order ranks higher with respect to other priority factors such as size or capacity. Additionally, an order that elects to interact with conditional indications and is subject to a conditional match will not be eligible to match with other orders or conditional indications during the firm-up period, but will regain its prior priority with respect to any unexecuted quantity at the end of the firm-up period. An order receives a new time stamp when it enters ATS-6 and when any term of the order is subsequently amended by the party entering it, other than a decrease in quantity/size.
Part III	**Item 8**	**Order Sizes**	
Part III	Item 8a	Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest? If yes, specify any minimum or maximum sizes for orders or trading interest.	Yes. The minimum size for orders and conditional indications in ATS-6 is a round lot, and ATS-6 rejects odd lot orders and odd lot conditional indications. ATS-6 will also cancel the odd lot portion of any mixed lot order after the round lot portion is fully executed. ATS-6 will accept a mixed lot conditional indication and to the extent that such conditional indication results in a mixed lot order following a conditional match, such mixed lot order will be handled in accordance with the prior sentence. Although ATS-6 does not have a minimum or maximum order and conditional indication size requirement; however, MS&Co prevents the entry of orders and conditional indications that exceed limits imposed by MS&Co, for example, pursuant to, its obligations under SEC Rule 15c3-5 to maintain reasonably designed risk management controls. Additionally, although not required, a Participant can choose to provide a minimum fill quantity for an order or conditional indication, as described in Part III, Item 7(a) and Item 9(a). In addition, MS&Co has procedures reasonably designed to prevent the entry of orders that exceed pre-set credit or capital thresholds and the entry of erroneous orders by

Part Number	Item Number	Question	Answer
			~~rejecting orders that exceed appropriate size parameters on an order-by-order basis or over a short period of time, as required by Rule 15c3-5 under the Securities Exchange Act of 1934, as amended, commonly known as the Market Access Rule.~~
Part III	Item 8c	Does the NMS stock accept or execute odd-lot orders? If yes, specify any odd-lot order requirements and related handling procedures (e.g. odd lot treated the same as round lot).	~~No.~~Yes. Odd-lot orders and conditional indications are handled in the same manner as round-lot orders and conditional indications. Participants can opt out of interacting with odd-lot orders and conditional indications (either for orders or trading interest identified by the Participant or as a default setting for all of the orders or trading interest of that Participant set by the Broker-Dealer Operator at the Participant's request). The ability to opt-out of interacting with only odd-lot orders or only odd-lot conditional indications is not supported. Part III, Items 7(a) and 9(a) describe the handling of unexecuted odd-lot quantity when using a minimum fill quantity instruction.
Part III	Item 8d	If yes to item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator? If no, identify and explain any differences.	~~N/A~~ Yes.
Part III	Item 8e	Does the NMS Stock ATS accept or execute mixed-lot orders? If yes, specify any mixed lot order requirements and related handling procedures (e.g. mixed lot treated the same as round lot).	Yes. ~~ATS-6 will accept a mixed lot order, but will cancel the odd lot portion of any mixed lot order after the round lot portion is fully executed. ATS-6 will accept a mixed lot conditional indication and to the extent that such conditional indication results in a mixed lot order following a conditional match, such mixed lot order will be handled in accordance with the prior sentence.~~ Mixed-lot orders and conditional indications are

Part Number	Item Number	Question	Answer
			handled in the same manner as round-lot orders and conditional indications. Participants can opt out of interaction with the odd-lot quantity of mixed-lot orders and conditional indications as described in Part III, Item 8(c) above. Part III, Items 7(a) and 9(a) describe the handling of unexecuted odd-lot quantity when using a minimum fill quantity instruction.
Part III	**Item 9**	**Conditional Orders and IOIs**	
Part III	Item 9a	Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)? If yes, identify and explain the use of the messages, including information contained in the messages (e.g. price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request) the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g. submission to firm up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).	Yes. Before reviewing the information below, it may be helpful to review the responses to Part III, Item 11(a) which provides information regarding the operation of ATS-6 and Part III, Item 7(a) which provides information regarding orders, including orders that may elect to interact with conditional indications as described below. In addition to accepting orders, ATS-6 also accepts conditional indications that represent a non-firm willingness to transact. Conditional indications (including buy, sell, sell short, and sell short exempt conditional indications) can be at the market or designated with a limit price. ATS-6 accepts round-lot, odd-lot and mixed-lot conditional indications. Part III, Item 8(c) provides information about opting out of odd-lot quantity. An order interacts with conditional indications in ATS-6 only if the Participant elects to have its orders interact with conditional indications. Conditional indications, by default (i) interact with other conditional indications and (ii) do not interact with orders. The priority rules for conditional indications are described in the response to Part III, Item 11(a). A conditional indication that is able, by its terms, to interact with one or more eligible contra-side orders and/or conditional indications will receive a firm-up request. Matches resulting from such interactions

Part Number	Item Number	Question	Answer
			are called conditional matches. Information about open orders and conditional indications residing in ATS-6 is made available to MS&Co's smart order routing technology on a continuous basis. Such information includes symbol, side, size, type of interest (that is, whether a conditional indication or an order, and whether market or limit), limit price (if applicable), Participant, type of Participant, and information about instructions relating to the conditional indication or order (e.g., minimum fill quantity instruction, election to interact with conditional indications, instruction not to interact with principal orders or conditional indications). When there is a conditional match, ATS-6 will send a firm-up request to the Participant or system that sent the conditional indication generating the conditional match. Depending upon the source of the applicable conditional indication, such firm-up request may be sent to the Participant, to MS&Co's smart order routing technology, or to an MS&Co algorithm, as applicable. The firm-up request includes symbol, side, and a firm-up quantity. When responding to a conditional indication sent to ATS-6 by MS&Co's smart order routing technology or algorithms, the firm-up quantity on the firm-up request represents the actual size of the conditional match, in order to efficiently manage messaging and queue position on other markets. When responding to a conditional indication sent directly to ATS-6 by a Participant, to minimize information leakage, the firm-up quantity on the firm-up request represents the quantity of such Participant's conditional indication. In a conditional match, the conditional indication and the contra-side conditional indications and orders that are subject to the conditional match enter into a firm-up period. During a firm-up period, applicable conditional indications and contra-side conditional indications and orders can be matched in ATS-6 only against each other. For clarity, during

Part Number	Item Number	Question	Answer
			the firm-up period, such conditional indications and orders cannot be matched with other orders or other conditional indications in ATS-6.

A conditional match may occur between two conditional indications or between a conditional indication and an order that has elected to interact with conditional indications.

If all Participants in a conditional match receiving a firm-up request respond with an executable order, ATS-6 will execute at the midpoint of the best bid and offer. The firm-up period currently is 500 milliseconds. The Broker-Dealer Operator monitors firm-up rates for Participants whose conditional indications receive firm-up requests. If a Participant engages in a pattern of not timely responding to firm-up requests, the Broker-Dealer Operator will take appropriate action, which could range from contacting the Participant to bring about a change in the Participant's behavior or designating the Participant as no longer eligible as a Participant for ATS-6.

Orders that have elected to participate and that do participate in a conditional match but are not executed during the firm-up period will retain their original time priority at the end of the firm-up period and are eligible for matching with other contra-side orders and conditional indications in ATS-6. Conditional indications expire once they participate in a conditional match.

A conditional indication that ATS-6 receives from an affiliate of the Broker-Dealer Operator on behalf of that affiliate's client(s) is classified as agency. A conditional indication that ATS-6 receives from an affiliate trading for the affiliate's own account and for the affiliate's client facilitation/market making activity yields priority to other agency conditional indications (and is classified as agency for counterparty selection/opt-out purposes as described in Part II, Item 3). A conditional indication that ATS-6 receives from an affiliate for the affiliate's own account other than for the affiliate's client |

Part Number	Item Number	Question	Answer
			facilitation/market making activity is deemed principal for priority and for counterparty selection/opt-out purposes, notwithstanding that the Broker-Dealer Operator's capacity otherwise would be as agent for its affiliate. Participants and the Broker-Dealer Operator's smart order routing technology and algorithmic trading products can designate a conditional indication sent to ATS-6 with a minimum fill quantity instruction. ATS-6 does not aggregate multiple contra-side orders or conditional indications to satisfy a minimum fill quantity on a single conditional indication. The minimum fill quantity constraint applies to every execution in ATS-6, except where the unexecuted portion of an order is less than the minimum fill quantity, in which case ATS-6 will not cancel the unexecuted quantity and such quantity will remain in ATS-6 for execution. If Participant has opted out of interacting with odd-lot orders or conditional indications and the unexecuted quantity is an odd-lot, then the unexecuted quantity will be cancelled back to the Participant, otherwise it will remain in ATS-6 for execution.